Organigram Appoints Chief of Staff and Announces Other
Management Changes

MONCTON, April 7, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce the recent appointment of strategy and operations consultant James Cavanagh as the Company’s Chief of Staff.

Mr. Cavanagh is an experienced professional who has worked with Canadian and global clients across a variety of industries to drive top and bottom-line growth as well as organizational and operational improvements. Previously with PwC, he has overseen the design and implementation plan of global manufacturing, corporate, and sales processes designed to strategically enhance performance and revenue. Mr. Cavanagh has also facilitated digital strategy development and implementation, introducing new technology platforms in order to improve critical business processes and help achieve cost reduction.

“One of the biggest challenges facing Organigram at this point in the Company’s evolution is consistently applying discipline and processes to how we grow,” says Greg Engel, CEO of Organigram. “James is the ideal candidate to bring this unique skill set to our executive team.”

As Chief of Staff, Mr. Cavanagh will play a central role in supporting the Company’s executive, helping direct the Company’s overall strategy, resources and focus. Mr. Cavanagh will work directly with all executive team members to help ensure corporate priorities are maintained while identifying procedural efficiencies.

Mr. Cavanagh holds a Bachelor of Arts (Honors) degree in Economics from Queen’s University. He will be based in Organigram’s Toronto, Ontario office.

Additionally, Organigram is pleased to announce the addition of Matt Rogers and Tina Shannon to the Company’s senior management team. As Plant Manager, Mr. Rogers has played a key role in designing and managing the Company’s world-class production facility. As Director of Human Resources, Mrs. Shannon has been responsible for the Organigram’s recruitment, onboarding and training through a period of incredible growth. Mrs. Shannon has helped the Company grow from roughly 100 employees in 2017 to over 650 full-time employees at the Company’s Moncton facility today.

“Incredible performance comes from incredible leadership,” says Engel. “Since joining Organigram, the development of a highly effective senior management team has been one of my key priorities, and both Matt and Tina have shown tremendous leadership within their respective departments. I am confident they will continue to guide the Company to even greater success and I am looking forward to working with our senior management team to continue to evolve their respective fields of responsibility.”

Organigram has experienced significant growth over the course of the last year, as the Company has evolved from a licensed producer of medical cannabis to a national player in Canada’s legal adult use recreational cannabis marketplace.

As the Company’s executive continues to concentrate on Organigram’s strategic plan and sustained growth, the team will continue to assess and align its deep expertise with specific area of focus. Reflecting this alignment as well as its ongoing commitment to exceptional marketing strategy and execution, Organigram veteran Ray Gracewood will now serve as the Company’s Senior Vice President, Marketing and Communications, overseeing both medical and adult recreational brands as well as corporate communications.

Mike Tripp, the Company’s Chief Legal Officer has left the Company to pursue other opportunities. Mr. Tripp was a formative member of the Organigram team having made significant contributions to the Company over the years. He began providing legal services to the Company in its infancy, advising it through periods of dramatic growth in a dynamic industry. “We wish to take this opportunity to thank Mike for his many contributions. We wish him the best in his future endeavors” said Greg Engel, CEO of Organigram.

Guillermo Delmonte, President of the Company’s international division has also departed from the Company to pursue new opportunities. Organigram would like to thank Mr. Delmonte for his dedicated service as the Company began to explore the international investment landscape. We wish him continued success. The Company’s international division remains an area of key focus for the executive team. With the build out of the Company’s senior ranks, the executive will be devoting additional time to its international pursuits including a focus on strategic placement of international personnel.

Helen Martin, who joined the Company last November and was recently appointed as Corporate Secretary, is being promoted to Senior Vice President, Strategic and Legal Affairs.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653